

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



09055730

SEC FILE NUMBER

8- 48561

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01-01-08__ AND ENDING __12-31-08__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Veber Partners, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

__605 NW 11th St__

(No. and Street)

Portland	Oregon	97209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

__Mr. Gayle Veber__   __(503) 229-4400__

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Frederick K. Erickson, CPA__

(Name – if individual, state last, first, middle name)

P.O.Box 395	Troutdale	Oregon	97060
(Address)	(City)		(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

AB
3/12

OATH OR AFFIRMATION

I, __Gayle L. Veber_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Veber Partners, LLC_____ , as of __December 31_____ , 20 __08____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Gayle L. Veber
Signature

__Managing Member_____
Title

Doris E. Stubbs
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VEBER PARTNERS, L.L.C.
=======================

ANNUAL REPORT

AS OF DECEMBER 31, 2008

VEBER PARTNERS L.L.C.

INDEX TO ANNUAL REPORT
FOR THE YEAR ENDED DECEMBER 31, 2008

FREDERICK K. ERICKSON
CERTIFIED PUBLIC ACCOUNTANT
P. O. BOX 395
TROUTDALE, OREGON 97060
(503) 492-4411

INDEPENDENT AUDITOR'S REPORT

To the Members
   Veber Partners, L.L.C.

I have audited the accompanying statements of financial
condition of Veber Partners, L.L.C. (an Oregon Limited Liability
Company) as of December 31, 2008 and 2007 and the related
statements of operations, changes in members' equity and cash
flows for the years then ended that you are filing pursuant to
rule 17a-5 under the Securities Exchange Act of 1934. These
financial statements are the responsibility of the Company's
management. My responsibility is to express an opinion on these
financial statements based on my audits.

I conducted my audits in accordance with auditing standards
generally accepted in the United States of America. Those
standards require that I plan and perform the audit to obtain
reasonable assurance about whether the financial statements are
free of material misstatement. An audit includes consideration
of internal control over financial reporting as a basis for
designing audit procedures that are appropriate in the
circumstances, but not for the purpose of expressing an opinion
on the effectiveness of the Company's internal control over
financial reporting. Accordingly, we express no such opinion.
An audit includes examining, on a test basis, evidence supporting
the amounts and disclosures in the financial statements. An
audit also includes assessing the accounting principles used and
significant estimates made by management, as well as evaluating
the overall financial statement presentation. I believe that my
audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above
present fairly, in all material respects, the financial position
of Veber Partners, L.L.C. as of December 31, 2008 and 2007 and the
result of its operations and its cash flows for the years then
ended in conformity with accounting principles generally accepted
in the United States of America.

February 19, 2009

VEBER PARTNERS, L.L.C.

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008 and 2007

A S S E T S

	2008	2007
CURRENT ASSETS:		
Cash	$ 28,899	$50,396
Accounts receivable	181,444	-
Prepaid expenses	1,547	4,907
Total current assets	211,890	55,303
FURNITURE AND EQUIPMENT	57,698	56,860
Less-Accumulated depreciation	(48,132)	(43,032)
Net furniture and equipment	9,566	13,828
NON-MARKETABLE SECURITIES (Note 5)	99	99
Total assets	$221,555	$69,230

LIABILITIES AND MEMBERS' EQUITY

	2008	2007
CURRENT LIABILITIES:		
Accounts payable	$ 8,974	$17,561
Accrued liabilities-		
Accrued compensated absences	1,231	265
Total current liabilities	10,205	17,826
COMMITMENTS (Note 4)		
MEMBERS' EQUITY	211,350	51,404
Total liabilities and equity	$221,555	$69,230

The accompanying notes are an integral part of these statements.

VEBER PARTNERS, L.L.C.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008 and 2007

	2008	2007
REVENUES:		
Financial consulting and retainer fees	$424,181	$ 714,518
Success fees	306,000	310,000
Total revenue	730,181	1,024,518
OPERATING EXPENSES:		
Employee compensation and benefits	241,256	296,779
Payroll taxes	18,619	24,558
Member compensation and benefits	10,202	32,436
Advertising and promotion	6,089	13,081
Business information services	704	2,058
Professional and consulting fees	72,323	69,905
Rent	93,600	93,600
General and administrative expense	97,271	109,911
Depreciation	5,100	6,005
Total operating expenses	545,164	648,333
Operating income	185,017	376,185
OTHER INCOME:		
Interest income	-	78
Miscellaneous income	-	35,000
Net income	$185,017	$ 411,263

The accompanying notes are an integral part of these statements.

VEBER PARTNERS, L.L.C.

STATEMENTS OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 and 2007

BALANCE, December 31, 2006	$ 94,020
Cash distributions to members	(453,879)
Net income for 2007	411,263
BALANCE, December 31, 2007	$ 51,404
Cash distributions to members	(25,071)
Net income for 2008	185,017
BALANCE, December 31, 2008	$211,350

The accompanying notes are an integral part of this statement.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 and 2007

	2008	2007
CASH PROVIDED (USED):		
Operations-		
Net income	$185,017	$411,263
Expenses in net income not using cash-		
Depreciation expense	5,100	6,005
Changes in assets and liabilities affecting operations-		
(Increase) decrease in receivables	(181,444)	11,075
(Increase) decrease in prepaids	3,360	5,860
Increase (decrease) in payables	(8,587)	12,562
Increase (decrease) in accruals	966	(1,058)
Cash provided in operations	4,412	445,707
Investing-		
Purchase of equipment	(838)	(3,254)
Cash (used) by investing	(838)	(3,254)
Financing-		
Distributions to members	(25,071)	(453,879)
Cash (used) by financing	(25,071)	(453,879)
Decrease in cash	(21,497)	(11,426)
CASH, Beginning of year	50,396	61,822
CASH, End of year	$ 28,899	$ 50,396

The accompanying notes are an integral part of these statements.

VEBER PARTNERS, L.L.C.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Description of the Business

Veber Partners, L.L.C. (the Company) was formed in November
1994 as a successor to the financial consulting business
of Nova Northwest, Inc. The Company provides private
investment banking services to middle market companies
principally in the Pacific Northwest.

The Company is organized as a manager managed, limited
liability company under the laws of the State of Oregon.
The Company has two members, Gayle and Carol Veber, who
share equally in income, loss, and capital of the Company.
Gayle Veber is the managing member. The Company will
terminate on December 31, 2024 unless the members choose
to extend it.

Broker-Dealer Status

In 1996 the Company became a registered broker-dealer and
was admitted to the National Association of Securities
Dealers (NASD) presently known as the Financial Industry
Regulatory Authority (FINRA). As a registered broker-
dealer the Company is required to comply with the
Securities and Exchange Commission Uniform Net Capital
Rule (Rule 15c3-1). The Company does not generate revenue
from securities brokerage and does not maintain customer
accounts. Accordingly, under Rule 15c3-3(k)2(ii) the
Company is exempt from the disclosures required by Rule
15c3-3 relating to possession or control of customer
securities because they do not take possession of such
securities or maintain accounts on behalf of customers.

Basis of Accounting

The Company keeps its books and prepares its financial
statements on the accrual basis of accounting in
accordance with accounting principles generally accepted
in the United States.

Management Estimates

The preparation of financial statements in conformity with
generally accepted accounting principles requires
management to make estimates and assumptions that affect
the amounts reported in the financial statements and
accompanying notes. Actual results could differ from
those estimates.

Advertising

The Company expenses advertising costs as they are incurred.

Revenue Recognition and Accounts Receivable

The Company has three principal sources of revenues:
financial consulting fees, retainers, and success fees.
Typically, all fees are negotiated between the Company and
its clients. The Company records revenue when it is
earned and in accordance with the terms of its contracts
with its clients. Accounts receivable represent billings
to clients which remain unpaid at the balance sheet date.
Management evaluates trade accounts on a regular basis and
when and when an account is considered uncollectible, it
is written off. There were no accounts written off in
2008 and 2007. At December 31, 2008 and 2007, receivables
90 days or more outstanding were approximately $20,000 and
$0. In management's opinion, a reserve for doubtful
accounts is not required.

Furnishings and Equipment

Furnishings and equipment are recorded at cost. Minor
repairs, which do not improve or extend the useful lives
of the assets are expensed as incurred. When assets are
sold or otherwise disposed of, the cost and related
accumulated depreciation are removed from the accounts and
any gain or loss is reflected in operations.

Depreciation is computed using the straight-line method over
the estimated useful service lives of the assets.

Asset Class	Lives
Computers	5 years
Office equipment and furniture	7 years
Software	3 years
Leasehold improvements	15 years

Depreciation expense was $5,100 and $6,005 in 2008 and 2007,
respectively.

Income Taxes

For income tax purposes the Company is considered a
partnership. A partnership is a pass-through entity which
pays no income taxes. Rather, all items of income and
expense are passed through to the member partners who
include the income in their individual income tax returns.
Accordingly, no provision for income taxes is included in
the financial statements of the Company.

Cash Flows

The Company presents its cash flows using the indirect method. For purposes of cash flow presentation, the Company considers all currency on hand and demand deposits with financial institutions to be cash. The Company paid no income tax and no interest in 2008 and 2007, respectively.

Uncertain Tax Positions

In accordance with current standards as applied to accounting for uncertainty in income taxes, the Company has elected to defer the application of FASB Interpretation 48 for the year ending December 31, 2008. The Company evaluates uncertain tax positions, if any, using the provisions of FASB Statement 5, Accounting for Contingencies. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonable estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. Presently, the Company is not aware of any uncertain tax positions.

2. CONCENTRATIONS:

The Company's revenues are generated by a limited number of clients. In 2008, the three largest clients accounted for 81.90% of revenue and the largest client accounted for 33.5% of total revenue. In 2007, the four largest clients accounted for 77.41% of revenue and the largest client accounted for 24.40% of revenue. Given the nature of the Company's business, revenues in 2009 are likely to be generated by different customers than those who generated revenues in the past.

3. RETIREMENT PLAN:

The Company sponsors a defined contribution retirement plan. The plan covers all employees who are 21 years old. The plan has a thrift feature (i.e. a 401(k) provision) which allows participants to contribute a portion of their wages to the plan on a pretax basis. Also, at its discretion, the Company may make a contribution to the plan each year. In 2008 and 2007 the Company did not make any contributions to the plan.

4. COMMITMENTS:

The Company leases its offices under a long-term lease which extends thru 2010. The building is owned by Pearl Properties, LLC, an entity owned by Mr. and Mrs. Veber. The building lease provides that the Company pays for all utilities, taxes, insurance and maintenance. The rent was $7,800 per month in 2008 and 2007. Total rent expense paid to Pearl Properties was $93,600 in 2008 and 2007. The Company leases certain equipment under a lease extending through 2009. The equipment lease is with a third party.

The lease calls for payments as follows:

Year Ending	Related Party	Equipment
2009	93,600	3,809
2010	93,600	-
Thereafter	-	-
	$187,200	$3,809

5. NON-MARKETABLE SECURITIES:

Closely held investments include warrants to purchase common stock in Instructional Technologies, Inc., and Routeware Inc. These investments are carried at cost of $2. During 2005, the Company exercised its option to purchase 9,722 shares of Immunix, Inc, A3 preferred stock. The cost to the Company was $97.

6. MINIMUM NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $18,694 and $32,570 and its ratio of aggregate indebtedness to net capital was to .55 to 1, in 2008 and 2007.

7.   CREDIT RISK:

   In the normal course of business the Company may provide
      service or advance expenses which are subsequently billed
      to their clients. Typically, the Company does not have
      access to collateral for these billings. The Company's
      credit history is excellent and no reserve for
      uncollectable receivables is considered necessary.

   The Company maintains checking and money market accounts in a
      commercial bank. Cash in these accounts may at times
      exceed $250,000. The checking accounts are insured by the
      Federal Deposit Insurance Corporation (FDIC) up to
      $250,000.

FREDERICK K. ERICKSON
CERTIFIED PUBLIC ACCOUNTANT
P. O. BOX 395
TROUTDALE, OREGON 97060
(503) 492-4411

INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
Veber Partners, L.L.C.

I have audited the accompanying financial statements of Veber
Partners, L.L.C. as of and for the year ended December 31, 2008
and have issued my report thereon dated February 19, 2009. My
audit was conducted for the purpose of forming an opinion on the
basic financial statements taken as a whole. The information
contained in Schedule I, Computation of Net Capital under Rule
15c3-1 of the Securities and Exchange Commission as of
December 31, 2008, is presented for the purposes of additional
analysis and is not a required part of the basic financial
statements, but is supplementary information required by Rule 17a-5
under the Securities Exchange Act of 1934. Such information has
been subjected to the auditing procedures applied in the audit of
the basic financial statements and, in my opinion, is fairly stated
in all material respects in relation to the basic financial
statements taken as a whole.

February 19, 2009

-13-

VEBER PARTNERS, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

NET CAPITAL:

Total members' equity at December 31, 2008	$211,350
Deductions of non-allowable assets -	
Client receivables	(181,444)
Furniture and equipment, net of accumulated depreciation	(9,566)
Prepaid expenses	(1,547)
Other deductions	(99)
Total deductions	192,656
Total net capital	18,694
Minimum net capital required	5,000
Excess of minimum required net capital over net capital on hand	$ 13,694

AGGREGATE INDEBTEDNESS:

Items included in statement of financial condition -	
Accounts payable	$ 8,974
Other accrued liabilities	1,231
Total aggregate indebtedness	$10,205

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   .55 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

(Included in Part IIA Form X-17A-5 as of December 31, 2008)

Net capital as reported in Company's Part IIA (unaudited) FOCUS report	$18,694
Audit adjustments affecting net capital	-
Net capital per above	$18,694

The accompanying notes are an integral part of this schedule.

FREDERICK K. ERICKSON
CERTIFIED PUBLIC ACCOUNTANT
P.O. BOX 395
TROUTDALE, OREGON 97060
(503) 492-4411

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

The Members
    Veber Partners, L.L.C.

In planning and performing my audit of the financial
statements of Veber Partners, L.L.C. (the Company), as of and for
the year ended December 31, 2008, in accordance with auditing
standards generally accepted in the United States of America, I
considered the Company's internal control over financial
reporting (internal control) as a basis for designing my auditing
procedures for the purpose of expressing my opinion on the
financial statements, but not for the purpose of expressing an
opinion on the effectiveness of the Company's internal control.
Accordingly, I do not express an opinion of the effectiveness of
the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and
Exchange Commission (SEC), I have made a study of the practices
and procedures followed by the Company including consideration of
control activities for safeguarding securities. This study
included tests of such practices and procedures that I considered
relevant to the objectives stated in rule 17a-5(g) in making the
periodic computations of aggregate indebtedness (or aggregate
debits) and net capital under rule 17a-3(a)(11) and for
determining compliance with the exemptive provisions of rule
15c3-3. Because the Company does not carry securities accounts
for customers or perform custodial functions relating to customer
securities, I did not review the practices and procedures
followed by the Company in any of the following:

1. Making quarterly securities examinations, counts,
   verifications, and comparisons and recordation of
   differences required by rule 17a-13
2. Complying with the requirements for prompt payment for
   securities under Section 8 of Federal Reserve
   Regulation T of the Board of Governors of the Federal
   Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited
purpose described in the first and second paragraphs and would
not necessarily identify all deficiencies in internal control
that might be material weaknesses. I did not identify any
deficiencies in internal control and control activities for
safeguarding securities that I consider to be material
weaknesses, previously.

I understand that practices and procedures that accomplish
the objectives referred to in the second paragraph of this report
are considered by the SEC to be adequate for its purposes in
accordance with the Securities Exchange Act of 1934 and related
regulations, and that practices and procedures that do not
accomplish such objectives in all material respects indicate a
material inadequacy for such purposes. Based on this
understanding and on my study, I believe that the Company's
practices and procedures, as described in the second paragraph of
this report, were adequate at December 31, 2008, to meet the
SEC's objectives.

This report is intended solely for the information and use
of the members, management, the SEC, the Financial Industry
Regulatory Authority and other regulatory agencies that rely on
Rule 17a-5(g) under the Securities Exchange Act of 1934 in their
regulation of registered brokers and dealers, and is not intended
to be and should not be used by anyone other than these specified
parties.

February 19, 2009



END